

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 9, 2009

Alan Shortall
Chief Executive Officer
Unilife Corporation
633 Lowther Road
Lewisberry, Pennsylvania 17339

> **Re: Unilife Corporation**
> **Registration Statement on Form 10**
> **Filed November 12, 2009**
> **File No. 1-34540**

Dear Mr. Shortall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Presentation of Information, page 3

1. Please tell us why you believe it is appropriate to present information in your registration statement about your company assuming the completion of a transaction that has not yet occurred.

2. Please tell us the nature and timing of Form 8-K filings that you intend to make when the "redomiciling" transaction is complete.

3.   Please tell us the purpose of filing this registration statement before you
        completed the "redomiciling" transaction.

Market Opportunity, page 5

4.   Please provide us with copies of the sources of the third-party data that appears on
        page 5. Please mark the materials so that they are keyed to the disclosure. Also,
        tell us about any other relationship between you and the sources of the data used
        in your document.

Manufacture medical devices under contract, page 8

5.   Please ensure that the description of your business throughout your document
        does not disproportionately present planned products relative to the business that
        has historically contributed material revenue. In this regard, please tell us why
        you describe in this section only one example of the devices manufactured under
        contract. What risks and liabilities have been created by this business? When do
        the contracts end? Also, it is unclear why you do not describe the business related
        to the terminated license mentioned on page 29 as well as the reasons for the
        termination.

6.   Please provide us your analysis supporting your conclusion regarding whether the
        contract mentioned in this section must be filed per regulation S-K Item
        601(b)(10).

Our Products, page 8

7.   Please clarify how the Unifill and Unitract products differ.

Strategic Partnership with sanofi-aventis, page 9

8.   With a view toward clarified disclosure, please tell us what hurdles remain until
        "industrialization" is complete.

9.   Please tell us with specificity the provision of the agreement in which sanofi-
        aventis will retain full exclusivity across all therapeutic classes only until June 30,
        2012. We note the penultimate sentence of the penultimate paragraph on page 9.

10.   Please tell us why this section does not describe section 7.4 of exhibit 10.1

Manufacturing, page 10

11.   We note the disclosure in the last paragraph of this section about specialized sources. Please disclose the extent to which your products incorporate components purchased from single sources of supply. Also, disclose the availability of the products and components. In addition, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements. File as exhibits material contracts as required by Regulation S-K Item 601(b)(10).

Intellectual Property, page 11

12.   Please disclose the effect of granted patents.

Government Regulation, page 12

13.   Please tell us, with a view to disclosure, why you do not disclose the material Australian government regulations applicable to your business.

14.   Please provide a more complete explanation of the Food and Drug Administration's regulation of your intended business to describe fully the potential scope of the FDA's statutory and regulatory requirements for approval of devices. You should describe possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Include in your disclosure a description of the following regulatory issues:

- device classification information;
- pre-market approval application requirements and conditions of approval;
- the status of your products within the process;
- the date and nature of approvals received;
- registration and labeling requirements;
- advertising and promotion; and
- post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals.

Also, clarify what you mean by "ANDA and NDA applications," including an explanation of the nature and duration of that application process.

Corporate History, page 14

15.   Please briefly describe the business of Integrated BioSciences at the time of the acquisition in January 2007.

We have outsourced the development of automated assembly systems, page 17

16.   Please tell us which exhibit represents the agreement mentioned in this risk factor.

If there are substantial sales of our shares of common stock, page 22

17.   Please provide us your analysis of applicable authority for your statements regarding when your securities may be resold.

Management's Discussion and Analysis of Financial Condition, page 23

Redomiciliation, page 24

18.   Please provide us your analysis supporting your conclusion that the transaction will be exempt from registration under Section 3(a)(10) of the Securities Act.

Recent Equity Financing, page 24

19.   Please clarify when the private placement will close.

20.   Please clarify how you determined which shareholders are eligible to participate in the share purchase plan. Also disclose the terms and material provisions of the plan.

21.   Please tell us which exhibits to your registration statement govern the agreements mentioned in this section.

Critical Accounting Policies, page 25

- Pennsylvania Economic Development Assistance, page 25

22.   Please file as exhibits any written agreements between you and the Commonwealth of Pennsylvania concerning the offer of assistance.

23.   Please replace the vague term "certain" with specific disclosure regarding the material terms of the agreement. Include when the government is obligated to provide you the funds and the circumstances under which the offer can be cancelled or the funds must be returned.

Alan Shortall
Unilife Corporation
December 9, 2009
Page 5

- Goodwill, page 25

24.   We note your disclosures here are the same as the disclosures regarding goodwill
       in Note 2 to your financial statements. We further note that goodwill comprises a
       substantial portion of your assets as of June 30, 2009. In light of the significant
       amount of goodwill reported on your consolidated balance sheet, please revise the
       discussion here to address the following:

       - Clearly disclose the number of reporting units you have identified for
         purposes of your annual goodwill impairment testing.

       - Discuss in greater detail the methodologies you utilize to determine the fair
         value of the reporting units and quantify and discuss any significant
         assumptions utilized in your evaluation.

       - Here and in the notes to the consolidated financial statements, disclose in
         greater detail your policy for testing goodwill for impairment, including a
         more detailed description of the two-step impairment testing process outlined
         in FASB Accounting Standards Codification 350-20-35.

Fiscal Year 2008 Compared to Fiscal Year 2007, page 27

25.   Please expand the references on page 27 to the acquisition in January 2007 to
       clarify the specific reasons for the increased revenues and expenses. For example,
       what products did you begin to sell as a result of the acquisition?

Introduction, page 34

26.   Please disclose how you define your "industry group." Also identify the
       companies that participate in the survey.

Base Salary, page 36

27.   Please disclose the extent to which salaries paid varied from the disclosed 50th
       percentile target. Discuss the reasons for the differences.

28.   Here and in other appropriate sections of your Compensation Discussion and
       Analysis, disclose the reasons for the changes between the compensation reported
       in your Summary Compensation Table and the compensation mentioned in the
       agreements beginning on page 39.

Annual Cash Incentive Compensation, page 36

29.   Please specify how you define the term "successful" as you use it several times in the second paragraph of this section. Also describe when these definitions were established relative to the period during which the executive earned the bonus.

30.   Please describe how the specific dollar amounts of the incentive compensation were determined. Discuss reasons for the differing amounts among the named executive officers.

31.   Please reconcile your statements in the third paragraph that the compensation committee will make future bonus decisions with your disclosure on pages 40-42 indicating that the bonuses will be paid at the discretion of the CEO.

32.   Please expand your description of your Incentive Bonus Plan to permit investors to understand how you calculated the related amounts in the table on page 47. Also, please file the plan as an exhibit to the registration statement.

Long-Term Incentive Compensation, page 37

33.   Please discuss how the amount of each award reported in your compensation tables was determined. Include the specific factors that determined the different size of the awards paid to the named executive officers.

Savings Plans, page 38

34.   Please tell us how the summary compensation table reflects the 9% pension contribution mentioned in the first paragraph of this section. Also describe the "superannuation" program.

Compensation Committee Interlocks and Insider Participation, page 46

35.   Please clearly and directly address under this caption the items required to be addressed by Regulation S-K Item 407(e)(4).

Summary Compensation Table, page 46

36.   Please show us how the salary of Mr. Carter mentioned in the summary compensation table adjusted as indicated by footnote 6 reflects his salary mentioned on page 6 in exhibit 10.9.

37.   Please tell us how the bonus of Mr. Carter mentioned in the summary compensation table adjusted as indicated by footnote 6 reflects his bonus mentioned on page 6 of exhibit 10.9.

38.   We note your statement that the disclosure "includes" the item identified in
       footnote (13). Please tell us the nature of the balance of the "other compensation"
       and the authority on which you rely to exclude from your disclosure a description
       of that compensation.

Director Compensation, page 53

39.   Please provide the disclosure required by Item 402(k)(3) of Regulation S-K.

Certain Relationships and Related Transactions, page 54

40.   Please expand this section to disclose the consulting agreement with Mr. Carter.

Market Information, page 54

41.   Please tell us how the second paragraph after the table reflects the transfer
       restrictions mentioned in footnote (3) on page 32. File any related agreement as
       an exhibit to the registration statement.

Recent Sales of Unregistered Securities, page 55

42.   Please expand this section to provide the disclosure required by Item 701 of
       Regulation S-K as to all sales of Unilife Medical Solutions Limited securities
       within the last three years that were not registered under the Securities Act.

43.   Please tell us why the options mentioned in the last paragraph of this section will
       be issued in the "redomiciliation" in a manner that differs from the options
       mentioned in the penultimate paragraph of this section.

Description of Registrant's Securities to be Registered, page 56

44.   Your disclosure may not be qualified by reference to state law. Please revise
       accordingly.

Anti-Takeover Effects of Certain Provisions of Delaware Law, page 57

45.   Please tell us why this section does not describe section 7.2 of your bylaws.

Financial Statements and Exhibits, page 58

46.   We note your reference to an application for confidential treatment. We will issue
       any comments on your application separately.

47.   We note the first footnote to the exhibit index. Please file the list required by the
        last sentence of Regulation S-K Item 601(b)(2).

48.   Please tell us why you believe that the document that you filed as exhibit 2.2 is
        properly filed under Regulation S-K Item 601(b)(2) rather than another subsection
        of Item 601. From your description of the agreement, is unclear whether this
        document represents the January 2007 transaction mentioned on page 14 and
        whether omission of schedules and similar attachments is appropriate.

Exhibit 10.5

49.   Please file the complete exhibit. We note exhibits A through F are missing.

Financial Statements, page F-1

50.   Please amend the filing to update the financial statements and other related
        disclosures of the registrant in accordance with Rule 3-12 of Regulation S-X.
        This updating requirement also applies to information provided in Management's
        Discussion and Analysis and elsewhere in the filing.

51.   Please note that the FASB Accounting Standards Codification is effective for
        interim and annual periods ending after September 15, 2009. As a result, all non-
        SEC accounting and financial reporting standards have been superseded. In future
        filings, when you update your financial statements, please also revise any
        references to accounting standards accordingly.

Consolidated Statements of Operations, page F-4

52.   We note the line item "Share-based compensation expense" presented on the face
        of this statements. Please revise the statements of operations to present expense
        for stock-based compensation in the same line or lines as cash compensation paid
        to the same employees in accordance with SAB Topic 14F.

Note 3. Equity and Share-based Compensation, page F-12

53.   We note the significant increase in share-based compensation recorded in fiscal
        year 2009 over fiscal year 2008. According to your accounting policy, the fair
        value of stock options is determined using the Black-Scholes option pricing
        model "with the exception of market-based performance grants, which are valued
        based on a Barrier pricing model." Please tell us whether or not the increase is
        primarily attributable to the application of the latter model and if so, disclose the
        amount and identify the market-based performance grants.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Marjorie Sybul Adams